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                         April 11, 2024

       Ziad Ghanem
       Chief Executive Officer
       TerrAscend Corp.
       77 City Centre Drive
       Suite 501 - East Tower
       Mississauga, Ontario, L5B 1M5
       Canada

                                                        Re: TerrAscend Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed April 4, 2024
                                                            File No. 333-278510

       Dear Ziad Ghanem:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at 202-551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Pengli Li, Esq.